Exhibit 12.1

CareTrust REIT, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Year Ended December 31,				Nine Months Ended September 30, 2015
	2011(1)	2012(1)	2013(1)	2014(1)
Earnings:
Pre-tax net (loss) income	$(6,514)	$232	$(272)	$(8,143)	$5,031
Add: Fixed charges	11,122	12,221	12,657	21,628	17,938

Earnings	$4,608	$12,453	$12,385	$13,485	$22,969

Fixed charges:
Interest expensed and capitalized	$10,505	$11,502	$11,948	$20,019	$16,254
Amortized premiums, discounts and capitalized expenses related to indebtedness	601	705	699	1,603	1,649
Estimate of interest within rental expense	16	14	10	6	35

Fixed charges	$11,122	$12,221	$12,657	$21,628	$17,938
Preferred stock dividends(2)	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$11,122	$12,221	$12,657	$21,628	$17,938

Ratio of earnings to fixed charges(3)	—	1.02x	—	—	1.28x

Ratio of earnings to combined fixed charges and preferred stock dividends	—	1.02x	—	—	1.28x

(1)	The ratios for the years ended December 31, 2011, 2012 and 2013 are based on the historical financial information of Ensign Properties, the predecessor of CareTrust REIT, Inc. (the “Company”). The ratios for the year ended December 31, 2014 are based, in part, on the historical financial information of Ensign Properties prior to June 1, 2014, the effective date of the Spin-Off (as defined in the Registration Statement on Form S-3 filed herewith).
(2)	The Company (and Ensign Properties) did not have any preferred stock outstanding for the years ended December 31, 2011, 2012, 2013 or 2014 or for the nine months ended September 30, 2015.
(3)	Earnings were insufficient to cover fixed charges by $6,514, $272 and $8,143 for the years ended December 31, 2011, 2013 and 2014, respectively.